EXHIBIT 99.2
FOR IMMEDIATE RELEASE
Results for the quarter ended December 31, 2007 under Consolidated Indian GAAP
Wipro records 33% growth in Revenues
Revenue in Global IT business was $910.1 Million, 14.3% QoQ and 42% YoY
Bangalore, January 18, 2008 —Wipro Limited today announced its results approved by the Board of Directors for the quarter ended December 31, 2007.
Highlights of the Results
•	Wipro Limited Revenue increased by 33% Year on Year (YoY) to Rs. 53.03 billion (Rs. 5,303 Crores); Profit After Tax (PAT) was Rs. 8.54 billion (Rs. 854 Crores).

•	Global IT Services & Products Revenue in dollar terms was $910.1 million, a sequential growth of 14.3% and YoY growth of 42%. In rupee terms, Revenue stood at Rs. 36.16 billion (Rs. 3,616 Crores), a YoY growth of 26%.

•	Profit Before Interest & Tax (PBIT) for Global IT Services and Products segment was Rs. 7.74 billion. Organic Global IT margins remained flat despite an appreciating rupee and impact of wage hikes.

•	During the quarter, Wipro IT Business won 5 multi-year multi-million dollar deals.

•	Wipro was cited by Forrester as “A Leader in SAP Implementation Services”.

•	Wipro won the “Credit Suisse IT New Business Award” for Strategic Partnership from Credit Suisse for its contribution in setting up and growing the Center of Excellence in Pune, which is a CIO led IT transformation initiative of Credit Suisse to achieve higher levels of IT efficiency, innovation and cost competitiveness through global sourcing.

•	Global IT Services & Products added 39 new clients during the quarter.

•	India, Middle-East & APAC IT business recorded 49% YoY growth in PBIT and 39% YoY growth in Revenues.

•	Wipro Consumer Care and Lighting business Revenue grew 107% YoY and PBIT grew 99% YoY; crossed $100 M in Revenues per quarter.
Performance for the quarter ended December 31, 2007 and Outlook for quarter ending March 31, 2008
Azim Premji, Chairman of Wipro, commenting on the results said -
“The results for the quarter are satisfying. We continue to see good momentum in all our businesses. Revenues from our Global IT Services at $910.1 million for the quarter, were ahead of our guidance of $905 million. Our Financial Services business grew nearly double digit sequentially during the quarter despite this being challenging times for the sector. We had strong growth in our BPO business and Testing Services. We also had our Retail and Healthcare Verticals growing ahead of our company growth rate. Our top 10 customers grew at a healthy rate during the quarter and we won a good set of new clients. On the operational front we have seen a 200 basis points increase sequentially in the mix of our Revenues from Fixed Price Projects. Our price realization improved during the quarter by about 50 basis points sequentially.
     Our India, Middle East and Asia Pacific IT business won a large Total Outsourcing deal in the Telecom sector which is representative of the increasing size of deals in the Indian market and of our abilities to offer transformational Solutions to customers. This win clearly indicates the leadership position we enjoy in this segment.
     Looking ahead, for the quarter ending March 2008, we expect our Revenue from our Global IT Services business to be approximately $955 million.”

Suresh Senapaty, Chief Financial Officer of Wipro, said —
“During the quarter ended December 2007, improved realizations and rationalization of bulge mix helped us fully mitigate the pressure on profitability on account of foreign exchange impact. The drop in our Global IT margins by 100 bps sequentially was primarily on account of our Infocrossing acquisition. We have seen an increase in the number of $ 50 Mn clients and now have our first $ 100 Mn client”
Wipro Limited
Revenues for the quarter ended December 31, 2007, were Rs. 53.03 billion, representing an 11% increase QoQ. Profit after Tax for the quarter was Rs. 8.54 billion, an increase of 4% QoQ.
Global IT Services and Products
Global IT Services & Products reported Revenues of Rs. 36.16 billion for the quarter ended December 31, 2007, representing an increase of 26% YoY and PBIT of Rs. 7.74 billion. Operating Income to Revenue for the quarter was 21.4%, lower primarily due to dilution on account of Infocrossing acquisition. Our Technology Business contributed 32.8% of the Revenues of Global IT Services and our Enterprise Business contributed 67.2%.
We had 79,832 employees as of December 31, 2007, which includes 59,925 employees in our IT Services & Products business and 19,907 employees in our BPO Services business. We added 2,389 employees in our IT Services & Products business during the quarter.
Our Global IT Services and Products business added 39 new clients during the quarter, of which 10 were Global 500 or Fortune 1000 companies. 9 of the new clients were Technology clients and 30 were Enterprise clients.
We continue to win Large Deals in the market place because of the value we deliver through the Global Delivery Model and our depth of Services across IT, BPO and Infrastructure Management. From a leading US based retail giant, Wipro BPO won a multi-tier end to end engagement covering Payroll/HR services, F&A services and Procurement services. The engagement also includes Product Warranty management and Insurance claims administration.
Our EAS practice bagged one of the largest SAP implementation projects (plant and supply management) at a global forest products group. The project will be carried out in 20 locations across Germany, Finland, Austria, UK, France, US, Canada and China over three years.
Wipro has been engaged by a large European bank to deliver a customized channel solution. This solution will support them in synergizing operations across their retail entities while providing a superior experience to their consumers and provide for better cross sell opportunities as well as multi channel integration.
Global IT Services and Products accounted for 68% of the total Revenue and 82% of the PBIT for the quarter ended December 31, 2007.
Applied Innovation
Reinforcing Wipro’s commitment to Innovation and especially Applied Innovation, this quarter the first Applied Innovation Awards for Business Excellence were announced at a glittering awards event at New York. The awards were collaboration between The International Association of Outsourcing professionals (IAOP), the IT Association of America (ITAA) and Wipro. The awards recognize organizations that have successfully taken their breakthrough idea from concept to reality and have results to show for their efforts.
Wipro filed patents for its SOA based solution e-Enabler this quarter. This solution provides SOA based platform to align applications to business processes, cuts deployment time and enables faster time to market.

In this quarter, Wipro also launched its Innovation Isle in Second Life, one of internet’s most populous virtual worlds. With the launch, Wipro became the first Indian company to leverage new age stakeholder engagement vehicles to establish a virtual brand presence.
Awards and Recognition:
Wipro won the “Credit Suisse IT New Business Award” for Strategic Partnership from Credit Suisse. The award honors Wipro for its contributions, especially in setting up and growing the Center of Excellence in Pune, which is a CIO led IT transformation initiative of Credit Suisse to achieve higher levels of IT efficiency, innovation and cost competitiveness through global sourcing.
Wipro was recognized as a winner of the 2007 Global MAKE Award and was ranked first in the Information Technology sector in ‘Creating an environment for collaborative knowledge sharing’ and ‘creating a learning organization’ categories, thereby delivering value based on customer knowledge.
During the quarter, Wipro was cited by Forrester Research, Inc., an independent research firm, as “a leader in SAP Implementation Services”. According to the report, “Wipro has the strongest SAP Utilities practice of all Indian pure plays” and “Wipro’s SAP capability is quite strong and, according to clients, its value for money is one of its best traits.”
Wipro was also awarded the Software Testing Practice Award by International Institute for Software Testing (IIST), USA.
This quarter, Wipro-NewLogic, the semiconductor Intellectual Property (IP) business unit of Wipro had its WiLD IP VD4 reference platform Wi-Fi CERTIFIED™.
Wipro Infotech — Our India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended December 31, 2007, Wipro Infotech recorded Revenues of Rs.9,716 million, representing a growth of 39% YoY. PBIT grew by 49% YoY to Rs. 874 million. Services business contributed 33% to total Revenue during the quarter and grew by 46% YoY.
Wipro Infotech is a leading provider of business & IT transformation services comprising of Total Outsourcing, Consulting, Software solutions and Infrastructure integration & management.
Wipro Infotech won two large deals during the quarter. Aircel, a Maxis group company awarded Wipro a 9 years Total Outsourcing contract to provide next generation Business Transformation. Wipro is responsible for delivering Business-IT alignment and future ready IT Architecture & Solutions, and deployment of global best practices to sustain IT operations over the life of the contract.
Wipro won a 5 year IT services contract from Reliance Capital Ltd., in partnership with Tech Reliance, to deliver comprehensive Infrastructure & Applications Management Services, including branch roll outs & operations management.
Wipro Infotech accounted for 18% of the Revenue and 9% of the PBIT for the quarter ended December 31, 2007.
Wipro Consumer Care & Lighting
For the quarter ended December 31, 2007, Wipro Consumer Care and Lighting business recorded Revenues of Rs. 4,347 million, a growth of 107% YoY and PBIT of Rs. 525 million, a growth of 99% YoY. PBIT to Revenue was 12% for the quarter. Wipro Consumer Care & Lighting accounted for 8% of the Revenue and 6% of the PBIT for the quarter ended December 31, 2007.

Wipro Limited
For the quarter ended December 31, 2007, the Return on Capital Employed in Global IT Services & Products business was 41%, Wipro Infotech was 45% and Consumer Care and Lighting was 13%. At the Company level, the Return on Capital Employed was 27%, lower due to inclusion of cash and cash equivalents of Rs. 34 billion in Capital Employed (24% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended December 31, 2007, was Rs. 8.26 billion. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, income taxes and amortization of intangible assets.
Global IT Services & Products segment’s Revenues were Rs. 36.14 billion for the quarter ended December 31, 2007, under US GAAP. The difference of Rs. 26 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
Quarterly Conference call
We will hold conference calls today at 11:45 a.m. Indian Standard Time (1:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajesh.ramaiah@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

R Rajesh Ramaiah	Radha Radhakrishnan
Corporate Treasurer	Senior Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajesh.ramaiah@wipro.com	radha.rk@wipro.com

Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER & NINE MONTHS ENDED DECEMBER 31, 2007

							Rs. in Million

							Year ended
	Quarter ended December 31,			Nine months ended December 31,			March 31,
Particulars	2007	2006	Growth %	2007	2006	Growth %	2007
Revenues
IT Services	30,683	26,397	16%	87,053	73,702	18%	101,452
Acquisitions	2,429			2,683
BPO Services	3,051	2,358	29%	8,347	6,755	24%	9,391
Global IT Services and Products	36,163	28,755	26%	98,083	80,457	22%	110,843
India & AsiaPac IT Services and Products	9,716	7,002	39%	26,500	16,988	56%	24,783
Consumer Care and Lighting	4,347	2,110	107%	10,399	5,885	77%	8,160
Others	3,122	2,104	44%	8,419	3,988	113%	7,021
Eliminations	(323)	(249)		(828)	(757)		(1,055)

TOTAL	53,025	39,722	33%	142,573	106,561	34%	149,752

Profit before Interest and Tax — PBIT
IT Services	6,967	6,411	9%	19,373	18,117	7%	24,782
Acquisitions	117			139
BPO Services	656	554	18%	1,855	1,506	23%	2,157
Global IT Services and Products	7,740	6,965	11%	21,367	19,623	9%	26,939
India & AsiaPac IT Services and Products	874	586	49%	2,134	1,408	52%	2,139
Consumer Care and Lighting	525	264	99%	1,270	739	72%	1,006
Others	296	64	364%	485	230	111%	322

TOTAL	9,435	7,879	20%	25,256	22,000	15%	30,406

Interest (Net) and Other Income	176	713		1,702	1,732		2,582

Profit Before Tax	9,611	8,592	12%	26,958	23,732	14%	32,988

Income Tax expense including Fringe Benefit Tax	(1,100)	(1,031)		(3,150)	(3,122)		(3,868)

Profit before Share in earnings of associates and minority interest	8,511	7,561	13%	23,808	20,610	16%	29,120
Share in earnings of associates	40	89		233	246		295
Minority interest	(11)	4		(8)	4		6

PROFIT AFTER TAX	8,540	7,654	12%	24,033	20,860	15%	29,421

Operating Margin
IT Services	23%	24%		22%	25%		24%
Acquisitions	5%			5%
BPO Services	22%	23%		22%	22%		23%
Global IT Services and Products	21%	24%		22%	24%		24%
India & AsiaPac IT Services and Products	9%	8%		8%	8%		9%
Consumer Care and Lighting	12%	12%		12%	13%		12%

TOTAL	18%	20%		18%	21%		20%

CAPITAL EMPLOYED
IT Services	49,680	39,453		49,680	39,453		46,454
Acquisitions	25,409			25,409
BPO Services	3,207	2,096		3,207	2,096		2,493
Global IT Services and Products	78,296	41,549		78,296	41,549		48,947
India & AsiaPac IT Services and Products	8,829	4,287		8,829	4,287		5,363
Consumer Care and Lighting	16,459	2,573		16,459	2,573		2,957
Others	40,597	46,800		40,597	46,800		42,584

TOTAL	144,181	95,209		144,181	95,209		99,851

CAPITAL EMPLOYED COMPOSITION
IT Services	34%	41%		34%	41%		47%
Acquisitions	18%			18%			—
BPO Services	2%	2%		2%	2%		2%
Global IT Services and Products	54%	44%		54%	44%		49%
India & AsiaPac IT Services and Products	6%	5%		6%	5%		5%
Consumer Care and Lighting	11%	3%		11%	3%		3%
Others	29%	48%		29%	48%		43%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	57%	68%		54%	69%		64%
Acquisitions	2%
BPO Services	84%	108%		87%	48%		49%
Global IT Services and Products	41%	70%		45%	67%		63%
India & AsiaPac IT Services and Products	45%	70%		40%	56%		55%
Consumer Care and Lighting	13%	42%		17%	52%		48%

TOTAL	27%	35%		41%	54%		36%

Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

b)	Segment revenue includes exchange differences which are reported in other income, in the financial statements. PBIT for the quarter ended December 31, 2007 includes certain operating other income of Rs. 302 Million in Global IT Services and Products, Rs. 12 Million in India and AsiaPac IT Services and Products, Rs. 14 Million in Consumer Care and Lighting and Rs. 29 Million in Others which is not included in segment revenue.

c)	PBIT for the quarter and ninth month ended December 31, 2007 is after considering restricted stock unit amortisation of Rs. 303 Million (2006: Rs. 440 Million & 2007: Rs 1078 Million) and Rs. 875 Million (2006: Rs 1036 Million & 2007: Rs 1078 Million). PBIT of Global IT Services and Products for the quarter and ninth month ended December 31, 2007, is after considering restricted stock unit amortisation of Rs. 256 Million (2006: Rs. 384 Million & 2007: Rs 936 Million) and Rs. 754 Million (2006: Rs.906 Million & 2007: Rs. 936 Million).

d)	Capital employed of segments is net of current liabilities which is as follows :—

			(Rs. in Million)

	As of December 31,		As of March 31,
Name of the Segment	2007	2006	2007
Global IT Services and Products	17,456	18,601	18,656
India & AsiaPac IT Services and Products	8,884	7,150	7,601
Consumer Care and Lighting	3,505	1,398	1,537
Others	12,623	5,122	14,589

	42,468	32,271	42,383

e)	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 28,006 Million (2006: Rs. 38,208 Million & 2007 Rs. 42,652 Million).

f)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

									(Rs. in Million)

	Quarter ended December 31,				Nine month ended December 31,				Year ended March 31,
Geography	2007	%	2006	%	2007	%	2006	%	2007	%
India	12,454	24%	8,482	22%	34,556	24%	21,505	20%	31,115	21%
USA	23,505	44%	19,118	48%	62,929	44%	53,571	50%	72,702	49%
Europe	12,442	23%	9,710	24%	34,704	25%	25,407	24%	36,972	24%
Rest of the World	4,624	9%	2,412	6%	10,384	7%	6,077	6%	8,963	6%

Total	53,025	100%	39,722	100%	142,573	100%	106,560	100%	149,752	100%

g)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.

h)	The acquisitions, made by Global IT Services and Products, consummated during the year ended March 31, 2006 and 2007 were reported separately in the segment report. The acquisitions have now been completely integrated into Global IT Services and Products and hence not reported separately in the segment report. Segment information for the previous periods has accordingly been reclassified on a comparable basis.

i)	The Company has designated forward contracts and options to hedge highly probable forecasted transactions based on the principles set out in International Accounting Standard (IAS 39) on Financial Instruments. Until March 31, 2007, the exchange differences on the forward contracts and gain / loss on such options were recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur. As of December 31, 2006 and March 31, 2007 the Company had forward /option contracts to sell USD 167 million and USD 87 million respectively, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts as of December 31, 2006 was a gain of Rs 89 million and as of March 31, 2007 was a gain of Rs 105 million. The premium / discount at inception of forward contracts was amortised over the life of the contract.

Effective April 1, 2007, based on the recognition and measurement principles set out in the Accounting Standard (AS) 30 on Financial Instruments: Recognition and Measurement, the changes in the derivative fair values relating to forward contracts and options that are designated as effective cash flow hedges of Rs 1,141 million, has been recognised directly in shareholders’ funds until the hedged transactions occur. Upon occurrence of the, hedged transaction the amounts recognised in the shareholders’ funds would be reclassified into the profit and loss account.

As a result of this change in the nine month ended December 31, 2007, the shareholders’ funds and loans and advances have increased by Rs. 1,141 million.